UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BIOENVISION, INC.

(Name of Issuer)

Common Stock

Par Value $0.001 Per Share

(Title of Class of Securities)

09059N100

(CUSIP Number of Class of Securities)

Barrett S. DiPaolo

Vice President and Associate General Counsel

Lehman Brothers Holdings Inc.

1301 Avenue of the Americas, 5th Floor

New York, NY 10019

(212) 526-0858

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

October 23, 2007

(Date of Event which required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09059N100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc. 13-3216325
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON: HC/CO

CUSIP No. 09059N100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Inc. 13-2518466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON: BD

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 amends the Schedule 13D filed on June 8, 2007 (the “Original 13D”) by Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”), and Lehman Brothers Inc., a Delaware corporation (“LBI” and together with Holdings, the “Reporting Persons”) with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of Bioenvision, Inc., a Delaware corporation (“Bioenvision”).

Items 4 and 5 of the Original 13D are amended and supplemented as follows.

ITEM 4.	PURPOSE OF TRANSACTION

The Common Stock of Bioenvision was acquired in the ordinary course of business by LBI. The Original Schedule 13D was filed as a result of the May 29, 2007 (the “Event Date”) announcement by Bioenvision that it had entered into a merger agreement with Genzyme Corporation and its wholly-owned subsidiary, Wichita Bio Corporation (the “Offeror”), which parties are unrelated to the Reporting Persons, pursuant to which, among other things, the Offeror would commence a tender offer (the “Offer”) for all of the outstanding Common Stock and all of the outstanding Series A preferred stock of Bioenvision (which is convertible into Common Stock). Although the potential acquisition of control of Bioenvision involved parties unrelated to the Reporting Persons, as a result of this announcement and the Reporting Persons’ acquisition of Common Stock on the Event Date, the Reporting Persons could have been deemed, as of the Event Date, to hold the Common Stock with the effect of changing or influencing control of Bioenvision.

On October 22, 2007, Bioenvision’s stockholders approved the merger, and on October 23, 2007, the merger was consummated. Pursuant to the terms of the Agreement and Plan of Merger, each outstanding share of Common Stock has been cancelled and converted into the right to receive $5.60 in cash. As a result of the completion of the merger, Bioenvision has become a privately held company and the Reporting Persons cease to own any Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See Items 11 and 13 of the cover page for each Reporting Person.

(b)	See Items 7 through 10 of the cover page for each Reporting Person.

(c)	There have been no purchases or sales of Common Stock by the Reporting Persons during the past sixty days.

(d)	Not Applicable.

(e)	The Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock on October 23, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2007

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Barrett S. DiPaolo
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Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By: /s/ Barrett S. DiPaolo
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Name: Barrett S. DiPaolo
Title: Senior Vice President